Catasys, Inc.

11601 Wilshire Boulevard, Suite 1100

Los Angeles, CA 90025

(310) 444-4300

April 17, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:              Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Re:          Catasys, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed March 31, 2017

File No. 333-216007

Dear Mr. Reynolds:

On behalf of Catasys, Inc. (the “Company”), set forth below are the responses to the comments contained in your letter of April 6, 2017 addressed to Mr. Terren S. Peizer, the Company’s Chief Executive Officer, regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1 (333-216007) (the “Registration Statement”). For the convenience of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the text of the comments is reproduced in its entirety in boldface immediately preceding the Company’s responses in ordinary typeface.

1.

We note your statement in your response dated March 20, 2017 that “we have mailed to the stockholders the information statement required by Regulation 14C under the Securities Exchange Act of 1934, as amended, when and as applicable.” Please revise your disclosure to include your response in this section. Please advise us when the company sent the information statements required by Regulation 14C and briefly indicate the matters covered by these information statements.

Response:

On June 4, 2012, the Company mailed to its stockholders an information statement (the “2012 Filing”) as required by Regulation 14C under the Securities Exchange Act of 1934, as Amended (“Regulation 14C”) to inform such stockholders that stockholders holding voting rights equivalent to 71.1% of the outstanding shares of common stock, par value $0.0001 per share (the “Common Stock”), had executed written consents in lieu of a special meeting approving the following items:

●

Authorization of the Board of Directors (the “Board” or the “Board of Directors”) to effect a reverse stock split of the Company’s common stock, par value $0.0001 per share at an exchange ratio of one-for-ten (the “Reverse Split”) and to file an amendment to the Company’s Certificate of Incorporation, as amended (the “Certificate of Incorporation”), to effect the Reverse Split, so that every ten outstanding shares of Common Stock before the Reverse Split shall represent one share of Common Stock after the Reverse Split;

●

Authorization of the Board of Directors to file an amendment to the Company’s Certificate of Incorporation to decrease the Company’s authorized Common Stock from 2,000,000,000 shares to 500,000,000 shares; and

●

An amendment to the Company’s 2010 Stock Incentive Plan (the “2010 Plan”) providing for the increase in the number of shares of Common Stock available for issuance pursuant to the 2010 Plan from 5,775,000 to 18,250,000.

Since that time, and until the recent approval by the Company’s stockholders of a pending reverse stock split and the adoption of the Company’s 2017 Stock Incentive Plan, as disclosed in the definitive information statement dated March 20, 2017 that was filed pursuant to Regulation 14C (the “2017 Filing”), no action has been taken by the Company’s stockholders requiring disclosure pursuant to Regulation 14C, and accordingly, no other information statement has been filed.

As discussed during a conversation between Messrs. Jonathan Burr and Kenneth R. Koch, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz”) on April 6, 2017, in light of the fact that the Company has not been required to file any information statements between the 2012 Filing and the 2017 Filing, there is no additional disclosure needed to respond to the Staff’s comment.

2.

Please revise to address the risks associated with not filing a Schedule 14C and not complying with the requirements [of] Section 14 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

Response:

As discussed with Mr. Burr, in light of the answer to Comment 1, we believe that Comment 2 is not applicable and that no such risk factor is required.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at the number indicated above or Kenneth R. Koch, Esq. of Mintz at (212) 692-6768.

Yours truly,

CATASYS, INC.

By:	/s/ Terren S. Peizer
Terren S. Peizer
Chief Executive Officer